Exhibit 21.1

LIST OF SUBSIDIARIES

The following are the names, jurisdiction of organization and percentage ownership by the Company of each Subsidiary.

	JURISDICTION OF	COMPANY OWNED BY
	INCORPORATION	PERCENTAGE

Equipment Sales and Services, Inc.	Florida	100%

Taronis Fuels, Inc.	Delaware	100%

MagneGas Real Estate Holdings, LLC	Delaware	100%

MagneGas IP, LLC	Delaware	100%

MagneGas Production, LLC	Delaware	100%

MWS Green Arc Acquisition, LLC	Texas	100%

MWS Complete Welding LA, LLC	California	100%

NG Enterprises Acquisition, LLC	California	100%

Trico Welding Supplies, Inc.	California	100%

Paris Oxygen Company	Texas	100%

Latex Welding Supply, Inc.	Louisiana	100%

United Welding Specialties of Longview, Inc.	Texas	100%

MagneGas Limited	United Kingdom	100%

MagneGas Ireland Ltd.	Ireland	100%

Cylinder Solutions, Inc.	Texas	100%

Tyler Welders Supply, Inc.	Texas	100%

Taronis Water Technologies, Inc.	Delaware	100%